United States
Securities and Exchange Commission

Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported):
October 17, 2003

Commission File Number 000-27663

SIFY LIMITED

(Exact name of registrant as specified in its charter)

Not Applicable

(Translation of registrant’s name into English)

Republic of India

(Jurisdiction of incorporation or organization)

Tidel Park, Second Floor
No. 4, Canal Bank Road, Taramani
Chennai 600 113, India
(91) 44-254-0777
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20F ☒ Form 40 F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b). Not applicable.

Signatures
EXHIBIT 99.1

     On October 17, 2003, Sify Limited (“Sify”) announced that T.R. Santhanakrishnan, Sify’s Chief Financial Officer, will be leaving Sify’s full-time employment to pursue new opportunities. A copy of the press release is attached hereto as Exhibit 99.1. Sify is incorporating by reference the information and exhibit set forth in this Form 6-K into Sify’s registration statements on Form F-3 (File Nos. 333-107964 and 333-101915) and registration statements on Form S-8 (File Nos. 333-107938 and 333-101322).

Signatures

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunder duly organized.

Date: October 17, 2003

SIFY LIMITED

By:	/s/ R. Ramaraj

Name: R. Ramaraj Title: Chief Executive Officer